================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)






                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   266199-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Michael M. Pastore, GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06904
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 17, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 2 OF 21 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1429671
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable                                                  [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,851,916*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,851,916*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,851,916*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable                                                  [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             92.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================

* The Reporting Persons have entered into an Inter-Shareholders Agreement with Crown Life Insurance ("Crown") and certain members of management ("Management") as described in Sections 5 and 6 herein. The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 3 OF 21 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership

             I.R.S. Identification Nos. of above persons (entities only) 06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

             Not applicable                                                  [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      23,851,916*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        23,851,916*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,851,916*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             Not applicable                                                  [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             92.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================

* The numbers included above include the shares beneficially owned by Crown and Management, even though the Reporting Person disclaims beneficial ownership of such shares.

=====================                                         ==================
CUSIP NO. 266199-10-4             SCHEDULE 13D                PAGE 4 OF 21 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             General Electric Company

             I.R.S. Identification Nos. of above persons (entities only) 14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      None
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        None
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by
             General Electric Company
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
================================================================================

Item 1.  Security and Issuer.
------   -------------------

Item 1 of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

         This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, and Amendment No. 5 thereto filed on February 23, 1999, Amendment No. 6 thereto filed on April 19, 2001, Amendment No. 7 thereto filed on April 19, 2002 and Amendment No. 8 filed thereto on October 3, 2002 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

         The Reporting Persons have entered into a Joint Filing Agreement, dated January 3, 2005, attached hereto as Schedule I.


Item 2.  Identity and Background.
------   -----------------------

Paragraph 2 of Item 2 of the Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

         "The address of the principal offices of the Partnership and GEAM is 3001 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06828."

Paragraph 5 of Item 2 of Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

"All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except that Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, Ferdinando Beccalli, an executive officer of GE, is a citizen of Italy, Sir William Castell, an executive officer of GE, is a citizen of the United Kingdom and Shane Fitzsimons, an executive officer of GE, is a citizen of Ireland."

                               PAGE 5 OF 21 PAGES

Item 3.  Source and Amount of Funds and Other Consideration.
------   --------------------------------------------------

The last sentence of Item 3 of the Schedule 13D is hereby deleted in its entirety and the following sentence is inserted in lieu thereof:

         "Copies of the amendments to the Security Agreements were attached as Exhibits II and IV to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons in April 2002."

Item 3 of the Schedule 13D is hereby further amended by inserting the following new paragraphs immediately at the end thereof:

         "On December 17, 2004, the Issuer and the Partnership entered into an Amended and Restated Note and Stock Purchase Agreement (the "2004 Agreement") which amended and restated the 2001 Agreement. A copy of the 2004 Agreement is attached hereto as Exhibit I. Pursuant to the 2004 Agreement, (i) the Senior Notes were amended and restated and the Senior Secured 14% Notes in the principal amount of $4,203,879, dated December 17, 2004 and maturing on December 18, 2009 (the "New Senior Notes"), (ii) the Partnership received from the Issuer 3,653,972 Preferred Shares, Series A ("Preferred Shares") and (iii) the Partnership received from the issuer a warrant to purchase 1,750,000 shares of Common Stock exercisable until December 17, 2014 for an exercise price of CDN$0.667 (the "New Warrant"). In consideration for the foregoing, the Partnership surrendered its Junior Notes and has waived the payment by the Issuer of all accrued and unpaid interest on the Senior Notes and Junior Notes through December 17, 2004, in the aggregate amount equal to $1,208,811.

         The powers, rights and privileges of the holders of the Preferred Shares are described in the Issuer's Special Rights and Restrictions Attached to the Preferred Shares, Series A ("Preferred Rights"), attached as Exhibit II hereto. Each Preferred Share is convertible, on 20 days notice, into shares of Common Stock, subject to restrictions described below, at a one-to-three rate, with certain anti-dilution protections as more fully described in the Preferred Rights, (i) at the option of the holder or (ii) by the Issuer, if the Issuer reaches certain EBITDA targets and the Issuer will convert all outstanding Preferred Shares.

         The powers, rights and privileges of the holders of the New Warrants are described in the Form of Warrant attached as Exhibit III hereto. The Warrants are exercisable at any time for a purchase price of CDN$0.667 per Common Share and expires on December 17, 2014, with certain anti-dilution protections as more fully described in the New Warrants.

         In connection with the transactions described above, the Partnership and the Issuer amended the Security Agreements to secure the aggregate principal amount of the New Senior Notes. Copies of the amendments to the Security Agreements are attached hereto as Exhibits IV and V."


Item 4.  Purpose of Transaction.
------   ----------------------

Item 4(a) of Schedule 13D is hereby amended by deleting paragraph 10 thereof and by inserting the following new paragraphs in lieu thereof to read in their entirety as follows:

         "In December 2004, the Partnership received from the Issuer, in exchange for the 2001 Notes the New Senior Notes, the Preferred Shares and the New Warrant."

                               PAGE 6 OF 21 PAGES

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

Items 5(a) and 5(b) of the Schedule 13D are hereby deleted in their entirety and the following is inserted in lieu thereof:

         (a) The Partnership and GEAM beneficially own 15,970,776 shares of Common Stock, representing 88.93% of the shares of such class that would be outstanding including (i) 3,258,860 shares of Common Stock, (ii) 10,961,916 shares of Common Stock upon the conversion of all the Partnership's Preferred Shares and (iii) 1,750,000 shares of Common Stock upon the exercise of all the outstanding New Warrants.

         If all of the Reporting Persons' Common Stock were aggregated with Common Stock owned by Crown and Management (as each is defined in Item 6, and collectively, the "Group"), the Group would beneficially own 23,851,916 shares of Common Stock representing 92.3% of the Common Stock that would be outstanding upon the exercise of Crown's and Management's warrants for Preferred Shares and Common Stock including (i) 7,341,028 shares of Common Stock of the Group (ii) 14,615,888 shares of Common Stock upon the conversion of all the Group's Preferred Shares and (iii) 1,750,000 shares of Common Stock upon the exercise of all the outstanding New Warrants.

         Pursuant to the Settlement Agreement, the Partnership and GEAM have the right to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. The Reporting Persons disclaim the beneficial ownership of all the shares subject to the Settlement Agreement.

         (b) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own. The Reporting Persons disclaim any voting or dispositive power over the shares beneficially owned by Crown or Management."


Item 6.  Contracts, Arrangements, Understandings or Relations with Respect to
------   --------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "Pursuant to the 2004 Agreement, so long as the Partnership shall be the beneficial owner, in the aggregate, of at least 25% of the Common Stock owned on a fully diluted basis, the Issuer (a) will nominate and recommend as candidates for election to the Board of Directors of the Issuer at least two (2) persons designated by the General Partner of the Partnership and (b) will not increase the size of the Board of Directors of the Issuer without the consent of the General Partner of the Partnership. If at any time any such designated Person(s) is not a member of the Board of Directors of the Issuer, (i) the Issuer will notify such designated Person(s), concurrently with notice given to members of the Board of Directors of the Issuer, of all meetings of the Board of

                               PAGE 7 OF 21 PAGES

Directors, and, as soon as available, will provide to such designated Person(s) all reports, financial statements or other information distributed to the Board of Directors of the Issuer, (ii) the Issuer will permit such designated Person(s) to attend all such meetings of the Board of Directors as an observer and to participate as an elected member with all rights of an elected member, voting excepted and (iii) the Issuer will permit the General Partner of the Partnership, or any Person(s) designated by such General Partner in writing to be a Person(s) acting on its behalf, at the Issuer's expense, to visit and inspect any of the properties of the Issuer and its subsidiaries and to discuss the affairs, finances and accounts of the Issuer and its subsidiaries with the principal officers and the auditors of the Issuer, all at such reasonable times during business hours and as often as such General Partner may reasonably request.

         Pursuant to that certain Inter-Shareholders Agreement, dated as of December 17, 2004 (the "Inter-Shareholders Agreement"), among the Issuer, the Partnership, Crown Life Insurance ("Crown") and certain members of management of the Issuer ("Management"), attached as Exhibit VI hereto, each of the Partnership, Crown and the Management agreed to vote its Common Stock in favor of (i) two nominees of the Partnership to the Board of Directors of the Issuer provided the Partnership holds at least 20% of the Common Stock (on a fully diluted basis) or one nominee if the Partnership holds less than 20% but more than 10% of the Common Stock (on a fully diluted basis), (ii) one nominee of Crown to the Board of Directors provided that Crown holds at least 10% of the shares of the Issuer (on an undiluted basis, assuming Crown has exercised all of its warrants) and (iii) Richard Bryant or his nominee to the Board of Directors, provided that he continues to be the president and chief executive officer of the Issuer. The Reporting Persons expressly disclaim that they are members of a "group" with Crown and Management.

         The Inter-Shareholders Agreement restricts the ability of any member of the Group to transfer their shares in the Issuer. If the Partnership intends to sell any shares of the Issuer to a third party in a private transaction, Crown and Management will have the right to participate in such sale. If the Partnership receives an offer from a third party to purchase all of its shares of the Issuer, Crown and Management would be required to sell their shares to such third party purchaser. If any party to the Inter-Shareholder Agreement seeks to sell its shares other than on the open market or when there is an unsolicited offer to buy such shares, such party is obligated to deliver to the other parties an invitation to make a first offer for such party's shares. In addition, the Issuer agrees to give the parties to the Inter-Shareholder Agreement a pre-emptive right on any issuance of Common Stock of the Issuer. Further details concerning the rights and obligations of Partnership, Crown, Management and the Issuer can be found in the body of the Inter-Shareholders Agreement.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Partnership, GEAM, or GE or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of parcels."


                               PAGE 8 OF 21 PAGES

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

Item 7 of Schedule 13D is hereby deleted in its entirety and the following is inserted thereof:

"Exhibit I     The Amended and Restated Note and Stock Purchase Agreement, dated
               December 17, 2004 between the Issuer and the Partnership.

Exhibit II Issuer's Special Rights and Restrictions Attached to the Preferred Shares, Series A.

Exhibit III    Form of Warrant of Issuer issued on December 17, 2004.

Exhibit IV     Amendment No. 2, dated December 17, 2004, to Security Agreement
               (US), dated as of October 6, 1999, and amended as of December 12, 2001, among the Issuer, Elephant & Castle, Inc., Alamo Grill, Inc., Elephant and Castle of Pennsylvania, Inc., E&C Pub, Inc., Massachusetts Elephant & Castle Group, Inc., Elephant & Castle International, Inc. and the Partnership.

Exhibit V Modification Agreement - Second Amendment, dated December 17, 2004, to the Security Agreement (Canada), dated October 6,1999 and amended December 12, 2001, among the Issuer, Elephant and Castle Canada Inc. and the Partnership.

Exhibit VI The Inter-Shareholders Agreement, dated as of December 17, 2004, among the Issuer, the Partnership, Crown and Management.

         The Note, Stock Purchase and Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

         Amendment No. 3, dated October 17, 1997, to the Note, Stock Purchase and Warrant Agreement, dated November 30, 1995 (as amended) was attached as
Exhibit I to the Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference.

         Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase and Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

         Note Agreement dated December 8, 1998, between the Issuer and the Partnership was attached as Exhibit II to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

         Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

         Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 5 to the

                               PAGE 9 OF 21 PAGES

Schedule 13D filed by the Reporting Persons on February 23, 1999 and is incorporated herein by reference.

         Voting Trust Agreement made effective as of July 16, 1999, among Jeffrey M. Barnett, Jephco Holdings, Barnesco Holdings Ltd., the Partnership and GEAM was attached as Exhibit I to the Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on April 19, 2001 and is incorporated by reference herein.

         Security Agreement dated as of October 6, 1999, among the Partnership, the Issuer and certain subsidiaries of the Issuer signatories thereto was attached as Exhibit II to the Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on April 19, 2001 and is incorporated by reference herein.

         Amended and Restated Note, Stock Purchase and Warrant Agreement, dated December 12, 2001, between the Issuer and the Partnership was attached as
Exhibit I to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein.

         Amendment No. 1, dated December 12, 2001, to the Security Agreement
(US), dated October 6, 1999, among the Issuer, Elephant & Castle, Inc., Alamo Grill, Inc., Elephant and Castle of Pennsylvania, Inc., E&C Pub, Inc., Massachusetts Elephant & Castle Group, Inc. and Elephant & Castle International, Inc. was attached as Exhibit II to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein.

         Security Agreement (Canada), dated October 6,1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership was attached as Exhibit III to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein.

         Amendment No. 1, dated December 12, 2001, to the Security Agreement (Canada), dated October 6,1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership was attached as Exhibit IV to the Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on April 19, 2002 and is incorporated by reference herein."


SCHEDULE I, II AND III.

         Schedules I, II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.


                               PAGE 10 OF 21 PAGES

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GE INVESTMENT PRIVATE PLACEMENT
                                           PARTNERS II, A LIMITED PARTNERSHIP

                                           By: GE Asset Management Incorporated,
                                               Its General Partner

                                           By: /s/ Michael M. Pastore
                                               --------------------------------
                                               Name:  Michael M. Pastore
                                               Title:  Vice President

Dated:   January 3, 2005












                               PAGE 11 OF 21 PAGES

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GENERAL ELECTRIC COMPANY

                                           By: /s/ John. H. Myers
                                               --------------------------------
                                               Name:  John H. Myers
                                               Title:  Vice President

Dated:   January 3, 2005
















                               PAGE 12 OF 21 PAGES

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GE ASSET MANAGEMENT  INCORPORATED

                                           By: /s/ Michael M. Pastore
                                               --------------------------------
                                               Name:  Michael M. Pastore
                                               Title:  Vice President

Dated:   January 3, 2005
















                               PAGE 13 OF 21 PAGES

                                                                      Schedule I
                                                                      ----------

                             JOINT FILING AGREEMENT
                             ----------------------

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:   January 3, 2005

                                    GE INVESTMENT PRIVATE PLACEMENT PARTNERS II,
                                    A LIMITED PARTNERSHIP

                                    By: GE Asset Management Incorporated,
                                        Its General Partner

                                    By: /s/ Michael M. Pastore
                                        ----------------------------------------
                                        Name:  Michael M. Pastore
                                        Title:  Vice President



                                    GENERAL ELECTRIC COMPANY

                                    By: /s/ John. H. Myers
                                        ----------------------------------------
                                        Name:  John H. Myers
                                        Title:  Vice President



                                    GE ASSET MANAGEMENT INCORPORATED

                                    By: /s/ Michael M. Pastore
                                        ----------------------------------------
                                        Name:  Michael M. Pastore
                                        Title:  Vice President
















                               PAGE 14 OF 21 PAGES

                                                                     Schedule II
                                                                     -----------

                        GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06904.

Name                          Present Principal Occupation
----                          ----------------------------

David B. Carlson              Director and Executive Vice President of GEAM and
                              Trustee of GEPT

Michael J. Cosgrove           Director and Executive Vice President of GEAM and
                              Trustee of GEPT

Pamela K. Halligan            Director and Vice President of GEAM

Kathryn D. Karlic             Director and Executive Vice President of GEAM

Ralph R. Layman               Director and Executive Vice President of GEAM and
                              Trustee of GEPT

Alan M. Lewis                 Director and Executive Vice President, General
                              Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall          Director and Executive Vice President of GEAM and
                              Trustee of GEPT

John H. Myers                 Director and Vice President of General Electric
                              Company, President and Chief Executive Officer of
                              GEAM and Trustee of GEPT

Anthony J. Sirabella          Director and Senior Vice President - Chief
                              Information Officer of GEAM

Donald W. Torey               Director and Executive Vice President of GEAM and
                              Trustee of GEPT

John J. Walker                Director and Executive Vice President - Chief
                              Financial Officer of GEAM and Trustee of GEPT



                        Citizenship of all Named Persons
                        --------------------------------

                                     U.S.A.



                               PAGE 15 OF 21 PAGES

                                                                    Schedule III
                                                                    ------------

                            GENERAL ELECTRIC COMPANY

The names and principal occupations of the Directors of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.I. Cash, Jr.             General Electric Company           Former Professor of Business
                           3135 Easton Turnpike               Administration-Graduate
                           Fairfield, CT 06828                School of Business
                                                              Administration, Harvard University

Sir William Castell        GE Healthcare                      Vice Chairman of the Board and
                           Pollards Wood, Nightingales Lane   Executive Officer, General Electric
                           Chalfont St. Giles                 Company; President and CEO,
                           HP8 4SP Great Britain              GE Healthcare

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06828                Electric Company; Chairman,
                                                              General Electric Capital Services,
                                                              Inc.

A.M. Fudge                 Young & Rubicam, Inc.              Chairman and Chief Executive
                           285 Madison Avenue                 Officer,
                           New York, NY  10017                Young & Rubicam, Inc.

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                           S.A. de C.V.                       and Chief Executive Officer,
                           Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                           Tercero Piso                       S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F. 11510, Mexico

J.R. Immelt                General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT 06828                Officer, General Electric Company

A. Jung                    Avon Products, Inc.                Chairman and Chief
                           1345 Avenue of the Americas        Executive Officer,
                           New York, NY 10105                 Avon Products, Inc.

A.G. Lafley                The Procter & Gamble Company       Chairman of the Board, President
                           1 Procter & Gamble Plaza           and Chief Executive
                           Cincinnati, OH 45202-3315          The Procter & Gamble Company


                               PAGE 16 OF 21 PAGES

K.G. Langone               Invemed Associates, Inc.           Chairman, President and Chief
                           375 Park Avenue                    Executive Officer,
                           New York, NY 10152                 Invemed Associates, Inc.

R.S. Larsen                Johnson & Johnson                  Former Chairman and Chief
                           100 Albany Street                  Executive Officer
                           Suite 200
                           New Brunswick, NJ 08901

R.B. Lazarus               Ogilvy & Mather Worldwide          Chairman and Chief
                           309 West 49th Street               Executive Officer
                           New York, NY 10019-7316

S. Nunn                    Sam Nunn School of                 Retired Partner
                           International Affairs              King & Spalding
                           Georgia Institute of Technology
                           781 Marietta Street, N.W.
                           Atlanta, Georgia 30318

R.S. Penske                Penske Corporation                 Chairman of the Board and
                           2555 Telegraph Road                President, Penske Corporation
                           Bloomfield Hills, MI 48302-0954

R.J. Swieringa             S.C. Johnson Graduate School       Anne and Elmer Lindseth Dean
                           Cornell University                 and Professor of Accounting
                           207 Sage Hall
                           Ithaca, NY 14853-6201

D.A. Warner III            J. P. Morgan Chase & Co.,          Former Chairman of the Board
                           The Chase Manhattan Bank and
                           Morgan Guaranty Trust Co. of
                           New York
                           345 Park Avenue
                           New York, NY 10154

R.C. Wright                NBC Universal, Inc.                Vice Chairman of the Board and
                           30 Rockefeller Plaza               Executive Officer, General Electric
                           New York, NY 10112                 Company; Chairman and Chief
                                                              Executive Officer, NBC
                                                              Universal, Inc.


                                   Citizenship
                                   -----------
                Sir William Castell             United Kingdom
                C. X. Gonzalez                  Mexico
                Andrea Jung                     Canada
                All Others                      U.S.A.



                               PAGE 17 OF 21 PAGES

The names and principal occupations of the officers of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.R. Immelt                General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer
                           Fairfield, CT 06828

P.D. Ameen                 General Electric Company           Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06828

F. Beccalli                General Electric Company           Senior Vice President - GE Europe
                           3135 Easton Turnpike
                           Fairfield, CT 06828

C.T. Begley                General Electric Company           Vice President - GE Rail
                           2901 East Lake Road
                           Erie, PA  16531

D.L. Calhoun               General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Transportation
                           Cincinnati, OH 05215

J.P. Campbell              General Electric Company           Senior Vice President -
                           Appliance Park                     GE Consumer & Industrial
                           Louisville, KY 40225

W.H. Cary                  General Electric Company           Vice President -
                           3135 Easton Turnpike               Investor Communications
                           Fairfield, CT 06828

K.A. Cassidy               General Electric Company           Vice President and GE Treasurer
                           201 High Ridge Road
                           Stamford, CT 06905-3417

Sir William Castell        GE Healthcare                      Vice Chairman of the Board and
                           Pollards Wood, Nightingales Lane   Executive Officer, General Electric
                           Chalfont St. Giles                 Company; President and CEO,
                           HP8 4SP Great Britain              GE Healthcare

W.J. Conaty                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Human Resources
                           Fairfield, CT 06828


                               PAGE 18 OF 21 PAGES

P. Daley                   General Electric Company           Vice President - Corporate
                           3135 Easton Turnpike               Business Development
                           Fairfield, CT  06828

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General Electric
                           Fairfield, CT 06828                Company; Chairman, General
                                                              Electric Capital Services, Inc.

B.B. Denniston III         General Electric Company           Vice President and General Counsel
                           3135 Easton Turnpike
                           Fairfield, CT 06828

S.C. Donnelly              General Electric Company           Senior Vice President -
                           One Research Circle                GE Global Research
                           Niskayuna, NY 12309

S. Fitzsimons              General Electric Company           Vice President -
                           3135 Easton Turnpike               Corporate Financial Planning
                           Fairfield, CT 06828                and Analysis

Y. Fujimori                General Electric Company           Senior Vice President - GE Asia
                           21 Mita 1-chome
                           Meguro-ku 3d Floor Alto
                           Tokyo, Japan  153-0062

A.H. Harper                General Electric Company           Senior Vice President -
                           260 Long Ridge Road                GE Equipment Management
                           Stamford, CT  06927

B.W. Heineman, Jr.         General Electric Company           Senior Vice President - Law
                           3135 Easton Turnpike               and Public Affairs
                           Fairfield, CT 06828

J.M. Hogan                 General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Healthcare
                           Milwaukee, WI 53201

J. Krenicki                General Electric Company           Senior Vice President -
                           1 Plastics Avenue                  GE Advanced Materials
                           Pittsfield, MA 01201

M.A. Neal                  General Electric Company           Senior Vice President -
                           260 Long Ridge Road                GE Commercial Finance
                           Stamford, CT 06927


                               PAGE 19 OF 21 PAGES

D.R. Nissen                General Electric Company           Senior Vice President -
                           201 High Ridge Road                GE Consumer Finance
                           Stamford, CT 06905-3417

J.A. Parke                 General Electric Company           Senior Vice President -
                           260 Long Ridge Road                General Electric Company
                           Stamford, CT 06927                 Vice Chairman, GE Capital
                                                              Corporation

R.R. Pressman              General Electric Company           Senior Vice President -
                           5200 Metcalf Avenue                Employers Reinsurance Corporation
                           Overland Park, KS 66201

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer
                           Fairfield, CT 06828

J.G. Rice                  General Electric Company           Senior Vice President -
                           4200 Wildwood Parkway              GE Energy
                           Atlanta, GA 30339

K.S. Sherin                General Electric Company           Senior Vice President - Finance
                           3135 Easton Turnpike               and Chief Financial Officer
                           Fairfield, CT 06828

L.G. Trotter               General Electric Company           Senior Vice President -
                           Appliance Park                     GE Consumer and Industrial
                           Louisville, KY 40225

W.A. Woodburn              General Electric Company           Senior Vice President -
                           187 Danbury Road                   GE Infrastructure
                           Wilton, CT 06897

R.C. Wright                NBC Universal, Inc.                Vice Chairman of the Board and
                           30 Rockefeller Plaza               Executive Officer, General
                           New York, NY 10112                 Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              NBC Universal, Inc.


                                   Citizenship
                                   -----------
                Ferdinando Beccalli             Italy
                Sir William Castell             U.K.
                Shane Fitzsimons                Ireland
                Yoshiaki Fujimori               Japan
                All Others                      U.S.A.



                               PAGE 20 OF 21 PAGES

                                INDEX OF EXHIBITS
                                -----------------

The following exhibits are incorporated by reference herein as indicate below:



EXHIBIT
NUMBER                              DESCRIPTION
------                              -----------

  I The Amended and Restated Note and Stock Purchase Agreement, dated December 17, 2004 between the Issuer and the Partnership (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K dated December 23, 2004 (the "Form 8-K")).

  II Issuer's Special Rights and Restrictions Attached to the Preferred Shares, Series A (incorporated by reference to
                  Exhibit 10.6 of the Form 8-K).

  VI The Inter-Shareholders Agreement, dated as of December 17, 2004, among the Issuer, the Partnership, Crown and Management (incorporated by reference to Exhibit 10.5 of the Form 8-K).






















                               PAGE 21 OF 21 PAGES